6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      NASDAQ: CRME      TSX: COM

CARDIOME ANNOUNCES PROMOTION OF DOUG JANZEN
TO PRESIDENT AND CHIEF BUSINESS OFFICER

Vancouver, Canada, March 8, 2006 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the promotion of Doug Janzen to the position of President and Chief Business Officer. Mr. Janzen for three years prior to this appointment has been Cardiome’s Chief Financial Officer. Bob Rieder will continue in his role as Chief Executive Officer and has been appointed Vice-Chairman of the board of directors. Dr. Mark Rogers will continue as Chairman.

In this new role, Mr. Janzen will lead management of all of Cardiome’s business activities, including capital markets, commercial development, partnering, licensing and strategic transactions. Mr. Janzen will also temporarily retain his current responsibilities as Chief Financial Officer. Mr. Rieder will continue to lead the company’s strategic planning and direction.

“We are very pleased to see Doug take on an expanded role within Cardiome as we continue our evolution and growth.” stated Mr. Rieder. “Doug’s deep background in the capital markets coupled with his strong deal-making capabilities make him the ideal executive to capitalize on the strategic opportunities in front of Cardiome at this time.”

Mr. Janzen joined Cardiome in January of 2003, and has extensive experience in corporate banking and financing within the biotech sector. Prior to joining Cardiome, Mr. Janzen served as Managing Director, Health Sciences and Partner at Sprott Securities, Inc., a Toronto-based investment bank.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). Positive top-line results from two Phase 3 trials for RSD1235 IV, called ACT 1 and ACT 3, were released in December 2004 and September 2005. The ACT 2 study, evaluating patients with post-operative atrial arrhythmia, is ongoing. RSD1235 is also being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of atrial fibrillation.

Cardiome recently completed the acquisition of Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.